Filing Pursuant To Rule 425

of the Securities Act Of 1933, as amended

Filed By: F&M Bancorp

Subject Company: F&M Bancorp

Commission File No. 333-104793

This filing relates to a proposed merger between Mercantile Bankshares Corporation and F&M Bancorp pursuant to the terms of an Agreement and Plan of Merger dated as of March 13, 2003.

The following is a press release issued by F&M Bancorp on July 15, 2003.

July 15, 2003

F&M Bancorp Announced Today that its Board of Directors

Voted to Coordinate Payment of 3rd Quarter Dividend

Kaye A. Simmons, Executive Vice President & Chief Financial Officer 301-694-4000 www.fmbn.com

FREDERICK, MD, July 15, 2003 – F&M Bancorp (NASDAQ:FMBN), headquartered in Frederick, Maryland, today announced that its Board of Directors voted to coordinate the payment of the company’s 3rd quarter dividend with that of Mercantile Bankshares Corporation as provided in their Agreement and Plan of Merger, dated March 13, 2003. The intention of the Merger Agreement is that the shareholders of each company receive one dividend per quarter.

The merger,which is subject to shareholder approval and further subject to approval of state bank regulators,is currently anticipated to be completed on August 12, 2003, in time for F&M Bancorp’s shareholders to receive the Mercantile 3rd quarter dividend. Most recently Mercantile Bankshares Corporation’s practice has been to declare and pay its 3rd quarter dividend in September.

In the event the merger is delayed, the Board has agreed to reconvene to consider the declaration of a dividend to F&M Bancorp shareholders which would be paid in the 3rd quarter.

In connection with the proposed transaction, F&M Bancorp and Mercantile have filed a proxy statement/prospectus with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders are advised to read the proxy statement/prospectus, because it contains important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by F&M Bancorp and Mercantile with the SEC at the SEC’s web site at http://www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by F&M Bancorp by contacting Kaye Simmons, F&M Bancorp, 110 Thomas Johnson Drive, Frederick, MD 21702, telephone 888-694-4170 or from F&M Bancorp’s website at www.fmbn.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Mercantile by contacting David Borowy, Mercantile Bankshares Corporation, Two Hopkins Plaza, Baltimore, MD 21201, telephone: (410) 347-8361, or from Mercantile’s website at www.mercantile.com.